ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 14, 2022	Michelle Huynh
T +1 617 235 4614
michelle.huynh@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Funds Trust (“the Trust”), with respect to DoubleLine Shiller Enhanced CAPE® (the “Fund”), File Nos. 333-164298 and 811-22378

Dear Ms. Dubey:

Thank you for your additional oral comments provided on July 7, 2022, regarding your review of the Trust’s Post-Effective Amendment No. 87 to its registration statement (“PEA No. 87”), which was filed with the Securities and Exchange Commission (the “Commission”) on Form N-1A on May 26, 2022, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the Fund’s annual update of its registration statement, and the Trust’s comment response letter, which was filed with the Commission on July 7, 2022, to respond to comments of the Commission staff (the “Staff”) provided on June 16, 2022 relating to PEA No. 87 (the “Initial Letter”).

As noted in our letter dated July 7, 2022, PEA No. 87 was filed by the Trust to amend information responsive to Items 5 and 17 of Form N-1A as needed to reflect that DoubleLine Alternatives LP is expected to become the investment adviser to the Fund and that DoubleLine Capital LP, currently the Adviser to the Fund, is expected to become the sub-adviser to the Fund. The Trust expects to file a post-effective amendment to its registration statement pursuant to Rule 485(b) under the Securities Act (the “485(b) Filing”) to (i) reflect the revisions discussed herein and in the Initial Letter in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement. The 485(b) Filing will also include updated information regarding other series of the Trust. In connection with the 485(b) Filing, the Trust hereby states the following:

1.

The Trust acknowledges that in connection with the comments made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the Commission or another regulatory body from the

July 14, 2022

opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.

The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

Your comments are summarized below to the best of our understanding, followed by the Trust’s responses. Capitalized terms used and not defined herein have the meanings given to them in PEA No. 87. Comment references are to the Initial Letter.

Trust’s Governing Documents

1.	Comment: The Staff notes the Trust’s response to Comment #1. Please also disclose in the prospectus the 10% shareholder requirement in Section 7.04 of the Trust’s Declaration of Trust.

Response: The Trust respectfully declines to make additional changes in response to this comment.

2.

Comment: The Staff notes the Trust’s response to Comment #1. Please revise the second sentence of the proposed language to state that the entire provision regarding derivatives claims in the Declaration of Trust does not apply to claims arising under the federal securities laws.

Response: The Trust respectfully declines to make additional changes in response to this comment.

3.	Comment: The Staff notes the Trust’s response to Comment #2. Please revise the last sentence of the proposed language so that it tracks the requested language in Comment #2.

Response: The Trust respectfully declines to make additional changes in response to this comment.

Fund Summary – Fees and Expenses of the Fund

4.

Comment: The Staff notes the Trust’s response to Comment #4.a. The Staff repeats Comment #4.a. or asks that the Fund explain how its calculation is consistent with Item 3, Instruction 3(f) of Form N-1A.

Response: The Trust has further considered the Staff’s comment and intends to make the requested change in the 485(b) Filing.

Fund Summary – Principal Investment Strategies

5.

Comment: The Staff repeats Comment #5. Given that Item 5 and Item 10(a) of Form N-1A require disclosure of the identity of the sub-adviser as such, the Staff believes it may be misleading to refer to both the Adviser and the sub-adviser as the Adviser.

Response: The Trust has further reviewed PEA No. 87 and will revise its use of the term “Adviser” to the extent needed to clarify when it is referring to a sub-adviser instead of a Fund’s investment adviser in the 485(b) Filing.

July 14, 2022

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We believe that this submission fully responds to your comments. Please feel free to call me at (617) 235-4614 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Michelle Huynh

Michelle Huynh

cc:	Adam D. Rossetti, Esq.

Carolyn Liu-Hartman, Esq.

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.